May 9, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Solaris Oilfield Infrastructure, Inc.
Registration Statement on Form S-1
Filed May 2, 2017
File No. 333-216721

Ladies and Gentlemen:

On behalf of Solaris Oilfield Infrastructure, Inc., and pursuant to with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on May 11, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

May 9, 2017

Very truly yours,

SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Name:	Kyle S. Ramachandran
Title:	Chief Financial Officer

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP